UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated May 12, 2023 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Maloy Kumar Gupta
Name: Maloy Kumar Gupta
Title: Company Secretary

Dated: May 12, 2023

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	May 12, 2023

Intimation of outcome of Board Meeting under Regulations 30, 33, and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

Pursuant to Regulations 30, 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and further to our letters sc nos. 17340 and 17462 dated April 14, 2023, and May 4, 2023, respectively, the Standalone and Consolidated Audited Financial Results under Ind AS of Tata Motors Limited (“the Company’) for the financial year ended March 31, 2023, have been approved and taken on record at a meeting of the Board of Directors of the Company held today, i.e. May 12, 2023.

We would like to state that BSR & Co. LLP., Chartered Accountants, Statutory Auditors of the Company, have issued Audit Reports with an unmodified opinion on the above-mentioned audited financial results for the financial year ended March 31, 2023.

The Board of Directors has fixed Tuesday, August 8, 2023 as the date of the 78th Annual General Meeting (“AGM”) of the Company.

We would like to inform that the Board of Directors at its Meeting held today has recommended declaration of final dividend of ₹2 per Ordinary Share of ₹2 each (@100%) and ₹2.10 per ‘A’ Ordinary Share of ₹2 each (@105%) for the financial year ended March 31, 2023. The dividend, if declared at the AGM, shall be paid to the eligible shareholders from August 14, 2023 onwards.

The said audited financial results for the financial year ended March 31, 2023 and the auditors’ reports thereon are attached herewith. Also enclosed herewith is a copy of the press release in this regard.

The Board Meeting commenced at 11.30 a.m. (IST) and concluded at 4.30 p.m. (IST).

The above information is also made available on the Company’s website at www.tatamotors.com.

News Release – 2	May 12, 2023

CONTENTS OF THE PRESS RELEASE

Tata Motors Group Results Q4 FY23	May 12, 2023

Tata Motors Consolidated Q4 FY23 Results:

Revenue ₹105.9K Cr, EBITDA at ₹14.1K Cr, PBT (bei) ₹5.0K Cr, Auto FCF ₹11.3K Cr

•	Q4 FY23 Details:

•	JLR Revenue £7.1b up 49.0%, EBITDA at 14.6% (+200 bps), EBIT at 6.5% (+450 bps)

•	Tata CV Revenue ₹21.2K Cr, up 14.6%, EBITDA at 10.1% (+420 bps), EBIT at 8.6% (+520 bps)

•	Tata PV Revenue ₹12.1K Cr, up 15.3%, EBITDA at 7.3% (+40 bps), EBIT at 1.4% (+20 bps)

•	FY23: Consolidated Revenues ₹346.0K Cr (+24.2%), EBITDA 10.7% (+110 bps), EBIT 3.6% (+290 bps).

Mumbai, May 12, 2023: Tata Motors Ltd. announced its results for quarter ending March 31, 2023. The results represent the details on consolidated segment level.

		Consolidated (₹ Cr Ind AS)				Jaguar Land Rover (£m, IFRS)			Tata Commercial Vehicles (₹Cr, Ind AS)				Tata Passenger Vehicles (₹Cr, Ind AS)
		FY23	VS. PY			FY23	VS. PY		FY23	VS. PY			FY23	VS. PY
Q4 FY23	Revenue	105,932		35.1%		7,102	49.0%		21,240		14.6%		12,093		15.3%
	EBITDA (%)	13.3		210	bps	14.6	200	bps	10.1		420	bps	7.3		40	bps
	EBIT (%)	6.8		360	bps	6.5	450	bps	8.6		520	bps	1.4		20	bps
	PBT (bei)	5,000	₹	4,627	crs	368	£359m		1,704	₹	1,097crs		234	₹	192	crs

FY 23	Revenue	345,967		24.2%		22,809	24.5%		70,816		35.4%		47,868		51.9%
	EBITDA (%)	10.7		110	bps	11.3	100	bps	7.4		370	bps	6.4		110	bps
	EBIT (%)	3.6		290	bps	2.4	280	bps	5.2		480	bps	1.0		300	bps
	PBT (bei)	1,467	₹	7,841	crs	(64)	£348m		3,235	₹	3,367	crs	736	₹	1,593	crs

Tata Motors Consolidated:

Q4 FY23 was one of the strongest quarters for TML Group with consolidated revenues at ₹105.9K Cr, EBITDA at ₹14.1K Cr, PBT (bei) at ₹5.0K Cr and net auto debt reduction of ₹13.8K Cr. Volumes continued to improve on strong India demand and better supplies at JLR. Pricing actions and richer mix led to improved ASPs and higher revenue growth. Easing inflation, better mix, pricing actions and favorable operating leverage resulted in strong improvements in margins and profits.

In FY23, the business recorded an all-time high revenue of ₹ 346.0K Cr and an EBITDA ₹ 37.0K Cr and PBT (bei) of ₹1.5K Cr. The India business net debt was lowest in 15 years at ₹6.2K Cr.

Dividends: The Board of Directors have recommended a final dividend of Rs 2/- per Ordinary Share (100% of Face Value) and Rs. 2.1 per share for DVR shareholders subject to approval by the shareholders at the AGM.

Outlook: We remain optimistic on the demand situation despite near term uncertainties and expect a moderate inflationary environment in the near term. In this context, we aim to further improve and deliver a strong performance in FY24. The momentum is expected to build through the year factoring in seasonality, stabilization of JLR supply chain and post RDE impact in India.

PB Balaji, Group Chief Financial Officer, Tata Motors said:

“The year ended on a strong note with all automotive verticals delivering robust performances leading to multiple all-time high achievements. The distinct strategy employed by each business is delivering, in unison, leading to a sharp improvement in overall results. We remain confident on growth with cash flow generation, to achieve our stated goals”

Tata Motors Group Results Q4 FY23	May 12, 2023

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Revenues in Q4 FY23 of £7.1 billion, up 49% (y-o-y); Full year revenue for FY23 of £22.8 billion, up 25% vs FY22 as chip supply improved further.

•	Wholesales in Q4 were 94,649 units, up 24% (y-o-y); Full year wholesales of 321,362, up 9% vs FY22.

•	Free cash flow in Q4 FY23 of £815 million resulting in £1.3 billion in H2FY23 and £521 million for the full year.

•	Q4 EBIT margin was 6.5%; FY23 EBIT margin was 2.4% up from (0.4%) in FY22.

•	Q4 FY23 profit before tax and exceptional items of £368 million.

•	Net debt improved to £3.0 billion as of 31 March 2023 with cash of £3.8 billion and liquidity of £5.3 billion (including undrawn £1.52 billion revolving credit facility).

•	Order book at 200K units remains strong despite increased retail sales. Range Rover, Range Rover Sport and Defender represent 76% of the book.

REIMAGINE TRANSFORMATION

•	Investment of £15bn over five years in JLR’s electrification and digital transformation:

•	JLR’s Halewood plant in the UK which will become an all-electric manufacturing facility.

•	Over 11,300 employees and partners reskilled for electrification with a further 11,625 in training now.

•	Opened further three new global tech hubs to develop autonomous technologies as part of NVIDIA partnership.

•	New partnership with Tata Technologies to achieve faster time to market though new cloud technologies.

•

Announced House of Brands strategy to amplify our brands: Range Rover, Defender, Discovery, and Jaguar, with Land Rover as a trust mark, visible on our vehicles, websites, social media and retail sites

•	New Range Rover Sport SV to be revealed and available for pre-order this month.

•	First pure electric Range Rover will be available for pre-order later this year.

•	First of three reimagined modern luxury electric Jaguars will be a 4-door GT, built in Solihull, UK, to be unveiled in 2024.

•	Reimagined Defender goes from strength to strength as our best-selling model in FY23.

•	Refocus transformation programme exceeded the full year target with £1.1 billion of savings this financial year.

LOOKING AHEAD

We expect the gradual improvements in chip supply to continue during the next fiscal year. While supply challenges and macro risks remain, we are targeting to grow wholesales through the year and achieve EBIT margins of over 6% in FY24. Investment spending is expected to increase to about £3 billion in the fiscal year, but free cash flow is expected to be >£2 billion and net debt is expected to reduce to <£1 billion by FY24.

Adrian Mardell, Jaguar Land Rover’s Interim Chief Executive Officer, said:

“JLR delivered a strong set of results for the fourth quarter. We increased production and delivered revenue, profit, free cash flow and wholesales growth as chip supply continued to improve. For the fiscal year ahead, while we are mindful of the headwinds that remain, our target is to increase EBIT margins to over 6% and deliver significantly positive free cash flow to reduce our net debt further, while increasing investment to £3 billion. With the collective strength of our people, we will continue to deliver our Reimagine strategy. Demand for our exceptional modern luxury vehicles remains strong and with a pipeline of ultra-desirable electrified models on the horizon, I am excited and confident for our future”.

Tata Motors Group Results Q4 FY23	May 12, 2023

TATA COMMERCIAL VEHICLES (TATA CV)

HIGHLIGHTS

•	Q4 revenue at ₹ 21.2KCr, (+14.6%), EBITDA 10.1% (+420 bps), EBIT 8.6% (+520 bps), PBT (bei) ₹ 1.7 K Cr.

•	FY23 revenue at ₹ 70.8KCr, (+35.4%), EBITDA 7.4% (+370 bps), EBIT 5.2% (+480 bps), PBT (bei) ₹ 3.2 K Cr.

•	Q4 CV domestic wholesales at 112.5 K units (+2.4% yoy), domestic retails at 114.2K units (+6%).

•	FY23 CV domestic wholesales at 392.9 K units (21.8% yoy), domestic retails at 397.2K units (24.5% yoy)

•	Domestic CV market share (based on Vahan) at 41.7% in FY23 (-300 bps vs FY22), although improving in H2.

•	Commenced deliveries of ACE EV, marking a significant leap forward in offering sustainable mobility solutions.

•	Smart city mobility business continues to witness strong growth; signed definitive agreement for operating 1,500 buses in Delhi, 921 buses in Bengaluru and 200 buses in Jammu & Kashmir.

•

In FY23, introduced over 40 new products and 150 variants. Some notable ones include, launch of India’s first CNG vehicle in MHCV, Yodha 2.0, Intra V20 bi-fuel and Intra V50. Introduced new age ADAS technology in vehicles.

FINANCIALS

The commercial vehicles industry continued to recover in FY23 led by strong demand in MHCV’s and recovery of CV passenger segment. MHCV growth was driven by the robust demand for heavy trucks required to service the strong infrastructure push by the Government plus increased activity in e-commerce, construction, and mining. Demand for small and light commercial vehicles continued to be impacted due to high interest rates and high base effect. CV exports remained subdued due to the prevailing economic situation in most of our overseas markets.

Q4 revenues at ₹21.2KCr was up 15% yoy despite wholesales being down 3%, reflecting improved mix and better market operating price. In Q4 FY23, the business achieved double-digit EBITDA margin at 10.1% (+420 bps yoy) and strong EBIT margins of 8.6% (520 bps). On a full year basis, business reported revenue growth of 35%, EBITDA and EBIT margins at 7.4% and 5.2% (370 bps and 480 bps improvement yoy) and strong PBT (bei) of ₹3.2K Cr. The demand-pull strategy has started to yield results as profits and market shares improved sequentially.

LOOKING AHEAD

Advance buying in Q4 FY23 in anticipation of price hikes post BS VI Phase II will have near term impact on demand. With the government’s continuing thrust on infrastructure development, we remain optimistic about the overall CV demand in FY24 despite near term challengers on interest rates, fuel prices and inflation. We will continue to drive our demand-pull strategy and drive customer preference through innovation, service quality and thematic brand activation. We will aim for higher realizations and cost savings to secure double-digit EBITDA margins for FY24 and improve the performance of all business verticals.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The Indian Commercial Vehicles sector, showed promising growth in FY23 supported by a steady recovery in the economy, rising industrial activity and reopening of market which helped regenerate demand. At Tata Motors, we strengthened our portfolio with introduction of new passenger and cargo mobility solutions, including showcasing range of future ready, safer, smarter and greener mobility solutions, optimized production, accelerated sales, stepped-up our focus on Digitalization and continued to drive the sustainability agenda. We focused on creating ‘Demand Pull’ to step up registration market share, improve realisations and profitability. This led to achieving double-digit EBITDA margins in Q4. Overall, Tata Motors CV domestic business grew ~22% in FY23 vs FY22. With compliance to BSVI phase II emission norms mandatory from April 2023, we have used the opportunity to also enhance key attributes of our entire portfolio significantly. Our commercial vehicles now deliver enhanced performance enabled by smarter technologies and richer features”.

Tata Motors Group Results Q4 FY23	May 12, 2023

TATA PASSENGER VEHICLES (TATA PV)

HIGHLIGHTS

•	Q4 revenue at ₹ 12.1KCr, (+15.3%), EBITDA 7.3% (+40 bps), EBIT 1.4% (+20 bps), PBT (bei) ₹ 0.2 K Cr.

•	FY23 revenue at ₹ 47.9KCr, (+51.9%), EBITDA 6.4% (+110 bps), EBIT 1.0% (+300 bps), PBT (bei) ₹ 0.7 K Cr.

•	Q4 PV domestic wholesales at 134.8K units (+9.5% yoy), domestic retails at 126.1K units (+ 9.7% yoy).

•	FY 23 PV domestic wholesales at 538.5K units (45.4% yoy), domestic retails at 523.5K units (+44.2% yoy)

•	Q4 EV volumes (incl. exports) highest at 16.0 K units (+70% yoy). FY23 EV volumes at 50.0K units (+154% yoy).

•	EV penetration at 9%, CNG penetration at 8% in FY23.

•	VAHAN registration market share strengthened by 210 bps to 13.5% in FY23. EV registration shares at 83.9%

•	Deliveries of Tiago.ev commenced, strong response.

•	Strong demand for EV fleet segment. MOU with UBER for 25K XPRES–T EVs and other MOUs for 20K vehicles.

•	Acquisition of Ford India’s Sanand plant complete.

•	₹3,750 Cr for Tranche 2 from TPG Rise Climate received in Q4.

FINANCIALS

Tata PV business continued its strong momentum in FY23. Keeping portfolio “NEW FOREVER”, multiple powertrain options and debottlenecking actions drove volumes growth. In FY23 Tata PV domestic wholesales grew 45.4% yoy to 538.5k vehicles, whereas retails grew by 44% to 523.5K vehicles. In Q4 FY23, revenues stood at ₹12.1K Cr (+15.3% yoy), EBITDA and EBIT margins improved to 7.3% and 1.4%. In FY23, business consistently delivered strong performance and delivered revenues of ₹47.9K Cr (+52% yoy), EBITDA margins of 6.4% (+110 bps yoy), EBIT margins of 1.0% (+300 bps yoy) and PBT (bei) of ₹0.7K Cr. Margins improved on higher volumes, better realizations, and operating leverage.

LOOKING AHEAD

Looking ahead, we expect the industry growth to moderate due to a strong base effect and other macro factors like rising interest rates, inflation, and the cost impact from progressive regulatory norms. The electrification trend is set to strengthen further. We will continue to stay agile and strengthen our portfolio and “Reimagining” the front end whilst proactively managing the demand and supply situation. In FY24, we aim to continue to deliver market-beating growth, sustain the aggression in driving up EV penetration, consolidate market share gains, drive actions to reach double digit EBITDA in the coming years and sustain positive free cash flows. We will integrate the new Sanand factory into our industrial footprint and unlock capacity.

Shailesh Chandra, Managing Director Tata Motors Passenger Vehicles Ltd & Tata Passenger Electric Mobility Limited said:

“Passenger vehicle sales grew steeply in FY23 to set a new record for the Indian auto industry. Tata Motors recorded its third successive year of industry beating growth to register its highest ever-annual domestic sales and achieving a robust 46% sales growth over FY22. Tata Motors crossed the significant landmark of 50,000 annual sales in EV’s, its highest ever, to post a growth of 154% over FY22. We successfully grew our leadership position by accelerating both EV adoption and the development of its enabling ecosystem. Going forward, we will continue to deliver on new product launches, debottleneck capacities and drive EV penetration further to deliver market-beating growth in coming years.”

Tata Motors Group Results Q4 FY23	May 12, 2023

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹927 Cr to ₹10,239 Cr during FY23 due to higher gross borrowings and some impact of interest rate increase.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the year, net profit from joint ventures and associates amounted to ₹ 336 Cr compared with a net loss of ₹74 Cr in FY22. Other income (excluding grants) was ₹1,720 Cr in FY23 versus ₹929 Cr in FY22.

FREE CASH FLOWS

Free cash flow (automotive) for the year, was positive at ₹7.8K Cr (as compared negative to ₹9.5K Cr in FY22) owing to improvement in cash profits and working capital. The business showed strong sequential recovery with positive free cash flow (automotive) of ₹16.6K Cr in H2.

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	May 12, 2023

Independent Auditors Report (Consolidated)

B S R & Co. LLP
Chartered Accountants

8th floor, Business Plaza,	Telephone: +91 (20) 6747 7300
Westin Hotel Campus,	Fax: +91 (20) 6747 7100
36/3-B, Koregaon Park Annex,
Mundhwa Road, Ghorpadi,
Pune - 411 001, India

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Consolidated Annual Financial Results

Opinion

We have audited the accompanying consolidated annual financial results of Tata Motors Limited (hereinafter referred to as the “Holding Company”) and its subsidiaries (Holding Company and its subsidiaries together referred to as “the Group”), its associates and its joint ventures for the year ended 31 March 2023, attached herewith, (in which are included financial statements/financial results/financial information of two joint operations) being submitted by the Holding Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of the other auditors on separate/ consolidated audited financial statements /financial results/financial information of the subsidiaries, associates, joint ventures and joint operations, the aforesaid consolidated annual financial results:

a.	include the annual financial results of the entities mentioned in Annexure I

b.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

c.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of consolidated net profit and other comprehensive loss and other financial information of the Group for the year ended 31 March 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results section of our report. We are independent of the Group, its associates and its joint ventures in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of reports other auditors referred to in sub paragraph no. (a) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the consolidated annual financial results.

Emphasis of Matter

a.

The managerial remuneration payable to certain non-executive directors of the Holding Company (amounting to Rs. 3.75 crores) and consequently the total managerial remuneration for the financial year (amounting to Rs. 10.14 crores) exceed the prescribed limits under Section 197 read with Schedule V to the Act by Rs. 3.28 crores. As per the provisions of the Act, the excess remuneration is subject to approval of the shareholders which the Holding Company proposes to obtain in the forthcoming Annual General Meeting.

Our opinion is not modified in respect of this matter.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Management’s and Board of Directors’ Responsibilities for the Consolidated Annual Financial Results

These consolidated annual financial results have been prepared on the basis of the consolidated annual financial statements.

The Holding Company’s Management and the Board of Directors are responsible for the preparation and presentation of these consolidated annual financial results that give a true and fair view of the consolidated net profit/ loss and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated annual financial results by the Management and the Board of Directors of the Holding Company, as aforesaid.

In preparing the consolidated annual financial results, the respective Management and the Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures is responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the consolidated annual financial results made by the Management and Board of Directors.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

•

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated annual financial results, including the disclosures, and whether the consolidated annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results/ financial statements/financial information of the entities within the Group and its associates and joint ventures to express an opinion on the consolidated annual financial results. We are responsible for the direction, supervision and performance of the audit of financial results/ financial statements/financial information of such entities included in the consolidated annual financial results of which we are the independent auditors. For the other entities included in the consolidated annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in sub paragraph no. (a) of the “Other Matters” paragraph in this audit report.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the circular No CIR/CFD/CMD1/44/2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

Other Matters

a.

The consolidated annual financial results include the audited financial results of one Joint Operation, whose financial statements/financial results/ financial information reflects total assets (before consolidation adjustments) of Rs. 9,252.62 crores as at 31 March 2023, total revenue (before consolidation adjustments) of Rs. 20,557.77 crores, total net profit after tax (before consolidation adjustments) of Rs. 759.26 crores and net cash outflows (before consolidation adjustments) of Rs 311.39 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by other auditors. The other auditor’s report on financial statements/ financial results/financial information of this joint operation have been furnished to us by the management.

Our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the reports of such auditor and the procedures performed by us are as stated in paragraph above.

The consolidated annual financial results include the audited financial results of two subsidiaries and 57 step-down subsidaries, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 2,81,958.09 crores as at 31 March 2023, total revenue (before consolidation adjustments) of Rs. 2,32,496.19 crores and total net loss after tax (before consolidation adjustments) (net) of Rs. 1,226.50 crores and net cash outflows (before consolidation adjustments) (net) of Rs 4,361.93 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their respective independent auditors. The consolidated annual financial results also include the Group’s share of total net profit after tax of Rs. 145.37 crores for the year ended 31 March 2023, as considered in the consolidated annual financial results, in respect of six associates and two joint ventures, whose financial statements/ financial information / financial results have been audited by their respective independent auditors. The independent auditor’s report on financial statements/ financial results/financial information of these entities have been furnished to us by the management.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the reports of such auditor and the procedures performed by us are as stated in paragraph above.

Two of these step-down subsidiaries are located outside India whose financial results/financial statements/financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial results/financial statements/financial information of such step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

Our opinion on the consolidated annual financial results is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors.

b.

The consolidated annual financial results include the unaudited financial results of five subsidiaries and eleven step-down subsidiaries, whose financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 1,844.81 crores as at 31 March 2023, total revenue (before consolidation adjustments) of Rs. 821.02 crores, total net profit after tax (before consolidation adjustments) (net) of Rs. 211.50 crores and net cash inflows (before consolidation adjustments) (net) of Rs 93.34 crores for the year ended on that date, as considered in the consolidated annual financial results. These unaudited financial statements/financial results/ financial information have been furnished to us by the Board of Directors. The consolidated annual financial results also include the Group’s share of total net profit after tax (net) of Rs.1.53 crores for the year ended 31 March 2023, as considered in the consolidated annual financial results, in respect of three associates and two joint ventures. These unaudited financial statements/ financial information / financial results have been furnished to us by the Board of Directors.

Our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associates and joint ventures is based solely on such financial statements/ financial results/financial information. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial statements/financial results / financial information are not material to the Group.

Our opinion on the consolidated annual financial results is not modified in respect of the above matter with respect to the financial statements/financial results/financial information certified by the Board of Directors.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

c.

The consolidated annual financial results include the results for the quarter ended 31 March 2023 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Mumbai	Membership No.: 103334
12 May 2023	UDIN:23103334BGYMRO7842

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Annexure I

List of entities included in consolidated annual financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited	Subsidiary

2	Tata Technologies Limited	Subsidiary

3	Tata Motors Body Solutions Limited (Name changed from Tata Morcopolo Motors Limited with effect from 30 December 2022)	Subsidiary

4	TMF Holding Limited	Subsidiary

5	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

6	Jaguar Land Rover Technology and Business Services India Private Limited (Name changed from JT Special Vehicles Pvt. Limited with effect from April 12, 2022)	Subsidiary

7	Tata Hispano Motors Carrocera S.A	Subsidiary

8	TML Holdings Pte, Ltd; Singapore	Subsidiary

9	Tata Precision Industries Pte Ltd	Subsidiary

10	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

11	Brabo Robotics and Automation Limited	Subsidiary

12	Tata Motors Passenger Vehicles Limited	Subsidiary

13	TML CV Mobility Solutions Limited	Subsidiary

14	Tata Passenger Electric Mobility Ltd.	Subsidiary

15	TML Smart City Mobility Solutions Limited	Subsidiary

16	Trilix S.R.L	Step down Subsidiary

17	Jaguar Land Rover India Limited	Step down subsidiary

18	Tata Motors Finance Solutions Limited	Step down subsidiary

19	Tata Daewoo Commercial Vehicle Co Ltd	Step down subsidiary

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

20	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

21	Tata Motors (Thailand) Ltd	Step down subsidiary

22	Tata Motors (SA) (Propreitary) Ltd	Step down subsidiary

23	P.T. Tata Motors Indonesia	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	PT Tata Motors Distribusi Indonesia	Step down subsidiary

26	Jaguar Land Rover France SAS	Step down subsidiary

27	Jaguar Land Rover Italia SPA	Step down subsidiary

28	Jaguar Land Rover Portugal Veiculos e Pecas Lda	Step down subsidiary

29	Jaguar Land Rover Espana SL	Step down subsidiary

30	Jaguar Land Rover Deustcheland GmbH	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

33	Jaguar Land Rover Japan Limited	Step down subsidiary

34	Jaguar Land Rover Canada ULC	Step down subsidiary

35	Jaguar Land Rover Belux NV	Step down subsidiary

36	Jaguar Land Rover Nederland BV	Step down subsidiary

37	Jaguar Land Rover (South Africa) (Pty) Ltd	Step down subsidiary

38	JLR Nominee Company Limited	Step down subsidiary

39	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

40	Jaguar Cars Limited	Step down subsidiary

41	Jaguar Cars (South Africa) (Pty) Ltd	Step down subsidiary

42	S S Cars Limited	Step down subsidiary

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

43	Daimler Transport Vehicles Limited	Step down subsidiary

44	Jaguar Land Rover North America LLC	Step down subsidiary

45	Jaguar Land Rover Holdings Limited	Step down subsidiary

46	Jaguar Land Rover Limited	Step down subsidiary

47	Land Rover Exports Limited	Step down subsidiary

48	The Lanchester Motor Company Limited	Step down subsidiary

49	The Daimler Motor Company Limited	Step down subsidiary

50	Jaguar Land Rover Korea Company Limited	Step down subsidiary

51	Jaguar land rover (China) Investment Co. Limited	Step down subsidiary

52	Jaguar e Land rover Brasil Industria e Comercio de veiculos LTDA	Step down subsidiary

53	Limited Liability Company “Jaguar land rover” (Russia)	Step down subsidiary

54	Land Rover Ireland Limited	Step down subsidiary

55	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

56	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

57	Jaguar Land Rover Slovakia S.R.O	Step down subsidiary

58	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

59	Jaguar Racing Limited	Step down subsidiary

60	Inmotion Ventures Limited	Step down subsidiary

61	Inmotion Ventures 2 Limited	Step down subsidiary

62	Inmotion Ventures 3 Limited	Step down subsidiary

63	Jaguar Land Rover Columbia S.A.S	Step down subsidiary

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

64	Tata Technologies Inc.	Step down subsidiary

65	Tata Technologies De Mexico, S.A. de C.V.	Step down subsidiary

66	Tata Technologies Pte Limited	Step down subsidiary

67	Tata Technologies (Thailand) Limited	Step down subsidiary

68	Tata Technologies Europe limited	Step down subsidiary

69	Incat International PLC	Step down subsidiary

70	Tata Technologies GmBH	Step down subsidiary

71	Cambric Limited	Step down subsidiary

72	Tata Technlogies SRL Romania	Step down subsidiary

73	Tata Manufacturing Technologies (Shanghai) Limited	Step down subsidiary

74	Tata Technologies Nordics AB	Step down subsidiary

75	Tata Motors Finance Limited	Step down subsidiary

76	Tata Motors European Technical Centre PLC	Step down subsidiary

77	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

78	Jaguar Land Rover Mexico, SAPi de CV - Mexico	Step down subsidiary

79	Jaguar Land Rover Servicios Mexico, S.A. de C.V. - Mexico	Step down subsidiary

80	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

81	Jaguar Land Rover Hungary KFT	Step down subsidiary

82	Jaguar Land Rover Classic USA LLC	Step down subsidiary

83	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

84	Jaguar Land Rover Ventures Ltd	Step down subsidiary

85	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

86	Bowler Motors Limited	Step down subsidiary

87	In-Car Ventures Limited	Step down subsidiary

88	Tata Cumins Private Limited	Joint Operation

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

89	Fiat India Automobiles Private Limited	Joint Operation

90	Nita Company Ltd	Associate

91	Jaguar Cars Finance Limited	Associate

92	Synaptiv Limited	Associate

93	Cloud Car Inc	Associate

94	Automobile Corporation of Goa Limited	Associate

95	Tata Hitachi Construction Machinery Company Private Limited	Associate

96	Tata Precision Industries (India) Limited	Associate

97	Tata Autocomp Systems Limited	Associate

98	Drive Club Service Pte Ltd	Associate

99	Inchcape JLR Europe Limited	Associate

100	Chery Jaguar Land Rover Automotive Company Ltd	Joint Venture

101	Loginomic Tech Solutions Limited	Joint Venture

102	Jaguar Land Rover Schweiz AG	Joint Venture

103	Sertec Corporation	Associate

104	TML Smart City Mobility Solutions (J&K) Private Limited (Incorporated with effect from 13 October 2022)	Step down subsidiary

105	Incat International PLC 2000 Trust (UK ESOP Trust)	Step down subsidiary

106	Tata Technologies Limited- Employee Stock Option Trust (TTL ESOP Trust)	Step down subsidiary

107	TCPL Green Energy Solutions Private Limited	Step down subsdiary of Joint Operation

108	Tata HAL Technologies Limited	Joint Venture

News Release – 4	May 12, 2023

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2023

		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,	March 31,

		2023		2022		2023	2022
	Particulars	Audited [refer note 12]		Unaudited	Audited [refer note 12]	Audited
	Revenue from operations
I	(a) Revenue		105,016.70	87,783.21	77,857.16	342,874.59	275,235.23
	(b) Other operating revenues		915.65	705.38	581.90	3,092.38	3,218.39
	Total revenue from operations (a)+(b)		105,932.35	88,488.59	78,439.06	345,966.97	278,453.62
II	Other income (includes government incentives)		1,576.93	1,130.38	902.55	4,633.18	3,053.63
III	Total Income (I + II)		107,509.28	89,618.97	79,341.61	350,600.15	281,507.25
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		60,303.51	53,268.92	47,590.01	208,218.05	159,598.06
	(ii) Basis adjustment on hedge accounted derivatives		(91.57)	86.95	379.14	726.26	1,322.50
	(b) Purchase of products for sale		6,247.69	5,471.30	5,350.94	22,306.95	18,374.77
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,734.75	(1,368.63)	(2,123.66)	(4,781.62)	1,590.49
	(d) Employee benefits expense		9,377.52	8,592.90	8,029.42	33,654.70	30,808.52
	(e) Finance costs		2,641.67	2,675.83	2,380.52	10,225.48	9,311.86
	(f) Compulsorily convertible preference share measured at fair value		13.75	—	14.45	13.75	14.45
	(g) Foreign exchange (gain)/loss (net)		(318.32)	(1,177.27)	444.33	(103.88)	78.68
	(h) Depreciation and amortisation expense		7,050.20	6,071.78	6,432.11	24,860.36	24,835.69
	(i) Product development/engineering expenses		2,811.86	2,636.63	2,752.47	10,661.96	9,209.50
	(j) Other expenses		18,430.55	14,979.83	11,640.56	61,785.96	47,133.85
	(k) Amount transferred to capital and other account		(5,691.79)	(4,822.28)	(3,921.39)	(18,434.84)	(14,397.29)
	Total expenses (IV)		102,509.82	86,415.96	78,968.90	349,133.13	287,881.08
V	Profit/(loss) before exceptional items and tax (III - IV)		4,999.46	3,203.01	372.71	1,467.02	(6,373.83)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost (refer note 5)		—	—	—	(1,495.07)	—
	(b) Employee separation cost		—	—	1.96	1.45	9.83
	(c) Write off/provision for tangible/intangible assets (including under development) (net)		276.91	—	—	229.96	—
	(d) Reversal for onerous contracts and related supplier claims		—	—	—	(61.03)	—
	(e) Reversal for cost of closure of operation of a subsidiary		—	—	(18.15)	—	(21.47)
	(f) Reversal of Impairment in subsidiaries (refer note 6)		—	—	—	(214.39)	(86.26)
	(g) Cost of slump sale of passenger vehicle undertaking		—	—	301.34	9.00	301.34
	(h) Provision for Russia market		—	—	428.66	—	428.66
	(i) Others		(61.59)	0.40	—	(60.45)	(2.52)
VII	Profit/(loss) before tax (V - VI)		4,784.14	3,202.61	(341.10)	3,057.55	(7,003.41)
VIII	Tax expense/(credit) (net)
	(a) Current tax		1,116.77	826.13	925.82	3,258.35	2,669.98
	(b) Deferred tax		(1,737.42)	(563.30)	(167.60)	(2,554.29)	1,561.31
	Total tax expense/(credit) (net)		(620.65)	262.83	758.22	704.06	4,231.29
IX	Profit/(Loss) for the period/year (VII - VIII)		5,404.79	2,939.78	(1,099.32)	2,353.49	(11,234.70)
X	Share of profit/(loss) of joint ventures and associates (net)		91.25	103.37	107.27	336.38	(74.06)
XI	Profit/(Loss) for the period/year (IX + X)		5,496.04	3,043.15	(992.05)	2,689.87	(11,308.76)
	Attributable to:
	(a) Shareholders of the Company		5,407.79	2,957.71	(1,032.84)	2,414.29	(11,441.47)
	(b) Non-controlling interests		88.25	85.44	40.79	275.58	132.71
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(950.96)	(3,377.38)	6,320.58	(329.36)	7,480.70
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		232.22	862.87	(1,572.79)	73.53	(963.79)
	(B) (i) Items that will be reclassified to profit or loss		3,623.10	11,803.97	(4,456.90)	(478.44)	(9,002.90)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(86.08)	(1,259.35)	1,033.79	(1,181.06)	2,030.80
	Total other comprehensive income/(loss)		2,818.28	8,030.11	1,324.68	(1,915.33)	(455.19)
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		8,314.32	11,073.26	332.63	774.54	(11,763.95)
	Attributable to:
	(a) Shareholders of the Company		8,222.24	10,960.22	291.33	479.20	(11,897.28)
	(b) Non-controlling interests		92.08	113.04	41.30	295.34	133.33
XIV	Paid-up equity share capital (face value of ₹2 each)		766.02	766.01	765.88	766.02	765.88
XV	Reserves excluding revaluation reserves					44,555.77	43,795.36
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	14.11	7.71	(2.70)	6.29	(29.88)
	(b) Diluted EPS	₹	14.10	7.71	(2.70)	6.29	(29.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	14.21	7.81	(2.70)	6.39	(29.88)
	(b) Diluted EPS	₹	14.20	7.81	(2.70)	6.39	(29.88)
			Not annualised

Statement of Consolidated Audited Assets and Liabilities

(₹ in crores)

	As at March 31,	As at March 31,
	2023	2022
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	76,641.43	80,900.13
(b) Capital work-in-progress	5,219.87	3,529.04
(c) Right of use assets	7,801.04	6,686.02
(d) Goodwill	840.60	807.17
(e) Other intangible assets	46,796.69	50,462.13
(f) Intangible assets under development	9,054.63	6,722.05
(g) Investment in equity accounted investees	4,675.66	4,349.39
(h) Financial assets:
(i) Other investments	2,865.19	2,320.92
(ii) Finance receivables	7,416.41	11,135.85
(iii) Loans and advances	870.65	843.35
(iv) Other financial assets	7,027.66	5,179.49
(i) Deferred tax assets (net)	5,184.67	3,870.85
(j) Non-current tax assets (net)	1,556.36	1,196.79
(k) Other non-current assets	8,602.05	5,639.21

	184,552.91	183,642.39

(2) Current assets
(a) Inventories	40,755.39	35,240.34
(b) Financial assets:
(i) Other investments	18,838.31	22,709.22
(ii) Trade receivables	15,737.97	12,442.12
(iii) Cash and cash equivalents	31,886.95	38,159.01
(iv) Bank balances other than (iii) above	5,128.61	2,510.18
(v) Finance receivables	23,417.31	22,095.35
(vi) Loans and advances	2,302.84	1,671.93
(vii) Other financial assets	2,786.72	3,799.82
(c) Current tax assets (net)	259.26	259.84
(d) Assets classified as held-for-sale	827.78	523.85
(e) Other current assets	9,587.33	7,565.88

	151,528.47	146,977.54

TOTAL ASSETS	336,081.38	330,619.93

II. EQUITY AND LIABILITIES
(1) Equity
(a) Equity share capital	766.02	765.88
(b) Other equity	44,555.77	43,795.36

Equity attributable to owners of Tata Motors Limited	45,321.79	44,561.24
Non-controlling interests	7,277.72	4,271.06

	52,599.51	48,832.30

Liabilities
(2) Non-current liabilities
(a) Financial liabilities:
(i) Borrowings	88,695.81	97,759.17
(ii) Lease liabilities	7,568.49	5,962.44
(iii) Other financial liabilities	8,322.47	5,333.66
(b) Provisions	13,196.53	12,955.89
(c) Deferred tax liabilities (net)	1,406.95	1,558.44
(d) Other non-current liabilities	9,264.29	7,535.22

	128,454.54	131,104.82

(3) Current liabilities
(a) Financial liabilities:
(i) Borrowings	36,964.66	41,917.87
(ii) Lease liabilities	884.48	809.55
(iii) Trade payables
(a) Total outstanding dues of micro and small enterprises	316.01	183.92
(b) Total outstanding dues of creditors other than micro and small enterprises	71,739.76	59,786.46
(iv) Acceptances	7,195.99	9,779.95
(v) Other financial liabilities	13,828.58	14,420.24
(b) Provisions	11,810.66	10,766.31
(c) Current tax liabilities (net)	1,254.19	1,253.85
(d) Liabilities directly associated with Assets held-for-sale	—	3.12
(e) Other current liabilities	11,033.00	11,761.54

	155,027.33	150,682.81

TOTAL EQUITY AND LIABILITIES	336,081.38	330,619.93

Statement of Consolidated Audited Cash Flows

(₹ in crores)

	For the year ended March 31,
	2023	2022
Cash flows from operating activities:
Profit/(Loss) for the year	2,689.87	(11,308.76)
Adjustments for:
Depreciation and amortisation expense	24,860.36	24,835.69
Allowances for finance receivables	2,039.15	1,307.59
Provision for trade and other receivables	80.63	151.26
Inventory write-down (net)	723.21	125.34
Reversal for costs of closure of operations of a subsidiary company	—	(3.32)
Discounting of warranty and other provisions	(140.76)	—
Write off/provision for tangible/intangible assets (including under development) (net)	229.95	—
Reversal of Impairment in subsidiaries	(214.39)	(104.42)
Reversal for onerous contracts and related supplier claims	(61.03)	—
Defined benefit pension plan amendment past service credit	(1,495.07)	—
Other exceptional items	(61.99)	—
Accrual for share-based payments	30.03	18.05
Marked-to-market gain on investments measured at fair value through profit or loss	(93.27)	—
Loss on sale of assets (including assets scrapped/written off) (net)	354.96	94.19
Profit on sale of investments (net)	(303.44)	(266.56)
Share of (profit)/loss of joint ventures and associates (net)	(336.38)	74.06
Tax expense (net)	704.06	4,231.29
Finance costs and Compulsorily convertible preference share measured at Fair Value	10,239.23	9,326.31
Interest income	(1,251.18)	(625.22)
Dividend income	(46.42)	(34.22)
Foreign exchange gain (net)	3,746.61	(878.51)

Cash flows from operating activities before changes in following assets and liabilities	41,694.13	26,942.77
Finance receivables	617.45	(75.63)
Trade receivables	(2,830.10)	261.08
Loans and advances and other financial assets	(736.04)	129.26
Other current and non-current assets	(3,182.09)	(5,312.17)
Inventories	(5,665.36)	472.06
Trade payables and acceptances	6,944.85	(7,011.86)
Other current and non-current liabilities	537.16	(3,065.37)
Other financial liabilities	706.43	(178.55)
Provisions	480.57	4,030.88

Cash from operations	38,567.00	16,192.47
Income tax paid (net)	(3,178.99)	(1,909.64)

Net cash from operating activities	35,388.01	14,282.83

Cash flows from investing activities:
Payments for property, plant and equipments	(8,492.63)	(9,039.40)
Payments for other intangible assets	(9,603.05)	(6,129.02)
Proceeds from sale of property, plant and equipments	285.03	230.10
Payment for acquisition of Ford assets (refer note 3(B))	(836.29)	—
Investments in mutual fund (purchased)/sold (net)	3,963.25	(2,968.54)
Disposal of subsidiaries (net of cash disposed)	19.37	(98.45)
Investment in government securities	(2,839.87)	(1,228.21)
Investments - others	(50.00)	(39.71)
Proceeds from sale of investments in other companies	59.33	103.55
Proceeds from sale of investments in government securities	2,872.88	—
Proceeds from disposal of defence business	—	234.09
Interest received	973.44	652.94
Purchase of other assets with a view to resale	(298.20)	—
Dividend received	46.42	32.01
Dividend received from equity accounted investees	21.69	—
Deposit/restricted deposits with financial institution	(2,169.57)	(600.00)
Realisation of deposit with financial institution	1,469.59	1,300.00
Deposits/restricted deposits with banks	(17,723.34)	(13,203.08)
Realisation of deposits/restricted deposits with banks	15,497.79	25,978.60

Net cash used in investing activities	(16,804.16)	(4,775.12)

Cash flows from financing activities:
Proceeds from issue of shares, warrants and share application pending allotment (net of issue expenses)	19.60	18.59
Proceeds from issuance of compulsorily convertible preference shares	3,750.00	3,750.00
Buy back of stake from minority shareholders	(295.92)	—
Payment for acquisition of minority stake of subsidiary	(99.50)	—
Proceeds from long-term borrowings	16,315.06	31,308.62
Repayment of long-term borrowings	(31,559.46)	(23,355.80)
Proceeds/(payment) from option settlement of long term borrowings	(106.51)	(97.77)
Proceeds from short-term borrowings	28,125.45	16,866.24
Repayment of short-term borrowings	(30,997.82)	(19,460.45)
Net change in other short-term borrowings (with maturity up to three months)	(753.73)	(1,975.59)
Repayment of lease liability ( including interest)	(1,516.61)	(1,558.95)
Dividend paid to non-controlling interest shareholders of subsidiaries	(140.88)	(98.39)
Dividend paid (including transferred to IEPF)	—	(1.53)
Proceeds from issuance of perpetual debt instrument classified as equity by a subsidiary (net)	353.38	476.28
Interest paid [including discounting charges paid ₹740.75 crores (March 31, 2022 ₹1,082.52 crores)]	(9,335.96)	(9,251.42)

Net cash (used in)/from financing activities	(26,242.90)	(3,380.17)

Net (decrease)/increase in cash and cash equivalents	(7,659.05)	6,127.54
Cash and cash equivalents as at April 1, (opening balance)	38,159.01	31,700.01
Effect of foreign exchange on cash and cash equivalents	1,386.99	331.46

Cash and cash equivalents as at March 31, (closing balance)	31,886.95	38,159.01

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	3,941.33	4,547.68

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

		(₹ in crores)
	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,	March 31,
		2023	2022		2023	2022
		Audited [refer note 12]	Unaudited	Audited [refer note 12]	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	21,239.90	16,885.74	18,528.87	70,815.85	52,287.30
	(b) Passenger Vehicle	12,093.12	11,671.12	10,491.32	47,867.83	31,514.90
	(c) Corporate/Unallocable	112.49	81.60	184.15	360.21	314.35
	- Vehicle Financing	1,068.36	1,142.94	1,085.04	4,595.24	4,584.58
	- Jaguar and Land Rover	71,463.07	58,862.97	48,022.57	222,859.73	187,696.74
	Less: Intra segment eliminations	(1,105.67)	(1,002.86)	(546.24)	(3,857.68)	(618.20)

	-Total	104,871.27	87,641.51	77,765.71	342,641.18	275,779.67
II.	Others	1,504.74	1,230.37	987.13	4,808.62	3,809.13

	Total Segment Revenue	106,376.01	88,871.88	78,752.84	347,449.80	279,588.80
	Less: Inter segment revenue	(443.66)	(383.29)	(313.78)	(1,482.83)	(1,135.18)

	Revenue from Operations	105,932.35	88,488.59	78,439.06	345,966.97	278,453.62

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1,840.10	1,055.51	673.37	3,693.28	210.21
	(b) Passenger Vehicle	156.20	194.04	140.72	542.17	(660.13)
	(c) Corporate/Unallocable	(34.73)	(92.28)	46.23	(157.84)	(62.47)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(591.05)	(535.92)	(41.16)	(1,385.09)	(253.19)
	- Jaguar and Land Rover	4,396.26	2,683.74	1,414.28	3,481.69	(439.39)
	Less: Intra segment eliminations	28.90	35.30	(90.20)	(17.56)	(90.20)

	-Total	5,795.68	3,340.39	2,143.24	6,156.65	(1,295.17)
II.	Others	265.11	195.44	170.98	826.24	624.73

	Total Segment results	6,060.79	3,535.83	2,314.22	6,982.89	(670.44)
	Less: Inter segment eliminations	17.94	(30.60)	(12.13)	15.13	53.75

	Net Segment results	6,078.73	3,505.23	2,302.09	6,998.02	(616.69)
	Add/(Less) : Other income (excluding Government Incentives)	531.71	455.14	242.42	1,719.82	928.92
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,929.30)	(1,934.63)	(1,727.47)	(7,354.70)	(6,607.38)
	Add/(Less) : Foreign exchange gain/(loss) (net)	318.32	1,177.27	(444.33)	103.88	(78.68)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(276.92)	—	(55.56)	(278.28)	(52.50)
	(b) Passenger Vehicle	—	—	(233.19)	313.37	(147.21)
	(c) Corporate/Unallocable	—	—	3.60	(0.09)	(0.10)
	- Jaguar and Land Rover	61.60	(0.40)	(428.66)	1,555.53	(428.66)
	- Others	—	—	—	—	(1.11)

	Total Profit/(loss) before tax	4,784.14	3,202.61	(341.10)	3,057.55	(7,003.41)

			As at December 31,		As at March 31,	As at March 31,
			2022		2023	2022
C.	Segment Assets		Unaudited		Audited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		31,220.79		30,250.90	30,407.96
	(b) Passenger Vehicle		16,139.25		19,591.89	15,877.08
	(c) Corporate/Unallocable - (including assets classified as held for sale)		2,019.47		1,475.15	856.80
	- Vehicle Financing (including assets classified as held for sale)		37,243.92		35,842.97	38,994.57
	- Jaguar and Land Rover (including assets classified as held for sale)		179,876.23		181,843.78	172,273.81
	Less: Intra segment eliminations		(1,296.24)		(2,390.94)	—

	-Total		265,203.42		266,613.75	258,410.22
II.	(a) Others		3,562.72		4,051.44	3,465.00

	Total Segment Assets		268,766.14		270,665.19	261,875.22
	Less: Inter segment eliminations		(1,262.41)		(1,226.76)	(1,129.43)

	Net Segment Assets		267,503.73		269,438.43	260,745.79
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable		657.84		716.01	554.25
	- Jaguar and Land Rover		3,287.53		3,349.41	3,192.99
	- Others		606.62		610.24	602.15
	Add : Unallocable assets		57,457.56		61,967.29	65,524.75

	Total Assets		329,513.28		336,081.38	330,619.93

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		19,412.27		22,543.11	21,230.50
	(b) Passenger Vehicle		11,721.27		12,618.89	10,932.34
	(c) Corporate/Unallocable		892.44		1,252.27	209.55
	- Vehicle Financing		1,086.15		1,241.37	966.20
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)		100,492.00		106,380.14	94,698.42
	Less: Intra segment eliminations		(1,149.77)		(2,257.37)	(88.60)

	-Total		132,454.36		141,778.41	127,948.41
II.	(a) Others		1,960.23		2,252.12	2,020.15

	Total Segment Liabilities		134,414.59		144,030.53	129,968.56
	Less: Inter segment eliminations		(324.55)		(312.46)	(269.78)

	Net Segment Liabilities		134,090.04		143,718.07	129,698.78
	Add : Unallocable liabilities		153,619.17		139,763.80	152,088.81

	Total Liabilities		287,709.21		283,481.87	281,787.59

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee on May 11, 2023 and approved by the Board of Directors at its meeting held on May 12, 2023.

2)

On May 30, 2022, Tata Passenger Electric Mobility Ltd.(“TPEML”), wholly owned subsidiary of the Company, Ford India Private Limited (“FIPL”) and the Government of Gujarat signed a Memorandum of Understanding for the potential acquisition of FIPL’s Sanand vehicle manufacturing facility, including (i) the land and buildings, (ii) the vehicle manufacturing plant, machinery and equipment, and (iii) the transfer of all eligible employees of FIPL’s Sanand vehicle manufacturing operations. FIPL will operate its powertrain manufacturing facilities by leasing back the land and buildings of the powertrain unit from TPEML. On August 7, 2022, TPEML and FIPL, have signed a Unit Transfer Agreement (UTA) for the acquisition of FIPL’s manufacturing plant situated at Sanand, Gujarat for a total consideration, exclusive of taxes, of ₹ 725.70 crores. Pursuant to the fulfilment of the necessary condition precedents, including receipt of relevant regulatory approvals, the parties have completed the transaction on January 10, 2023 and the Company has acquired the Sanand Property and the Plant and Machinery. Additionally, all the eligible employees were offered employment, and those who have accepted the Company’s offer of employment, have been transferred to the Company and have become employees of the Company with effect from January 10, 2023.

3)

The Hon’ble Supreme Court of India’s judgement in the case of Employees’ Provident Fund Organisation (EPFO) and Anr. Etc. vs. Sunil Kumar B. and Ors. Etc., allows the members of statutory pension fund as on September 1, 2014, to exercise the joint option for contribution into the pension fund beyond the statutory limit. Paragraph 37 of the said judgment clearly laid down that it was not addressing the case of the exempted establishments. The Company has been legally advised that due to incurrence of losses for three consecutive years, the Company has lost its pension fund exemption w.e.f. April 1, 2022. However, the Company is still maintaining the pension fund, as an interim measure, since EPFO has still not accepted the transfer of pension fund/corpus to its statutory pension fund. Considering that the EPFO is in the process of providing clarity on various key elements on the pension scheme, the non-applicability of the Supreme Court judgement to exempted establishments and the legal advice on status of the exemption, the Company believes that no provision is warranted on this matter as of March 31, 2023.

4)

As per the Securities Subscription Agreement between the Company and India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of ₹7,500 crores in Tata Passenger Electric Mobility Ltd.(TPEML), wholly owned subsidiary of the Company, against which TPEML will issue compulsory convertible preference shares. As per this arrangement TPEML will receive the amount in two tranches. First tranche of ₹3,750 crores was received on March 29, 2022, and second tranche of ₹3,750 crores on January 31, 2023.

5)	During the year ended March 31, 2023, Jaguar Land Rover has recognised a pension past service credit of ₹ 1,495.07 crores (£155 million) due to change in inflation index from RPI to CPI.

6)

As part of slump sale (passenger vehicle undertaking), the investments in wholly owned subsidiaries of the Company engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries were then transferred to Tata Passenger Electric Mobility Ltd., another wholly owned subsidiary of the Company.During the year ended March 31, 2023 the Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and accordingly provision for impairment towards the assets is reversed amounting to ₹214.39 crores. (£23.57 million) (2022: Nil).During the previous year the Company reassessed the recoverable value of TMETC business and accordingly reversed the provision of impairment of ₹38.18 crores (£3.8 million) and also reversed the impairment to the tune of ₹48.08 crores (€5.6 million) with respect to Trilix.

7)	Annual disclosure for reporting of fund raising of issuance of Debt Securities by Holding Company :

		(₹ in crores)
		Year ended March 31,
		2023	2022
Sr No Particulars
(i)	Incremental borrowing done (a)	—	2,000.00
(ii)	Mandatory borrowing to be done through issuance of debt securities (b) = (25% of a)	—	500.00
(iii)	Actual borrowings done through debt securities (c)	—	1,000.00
(iv)	Shortfall in the mandatory borrowing through debt securities, if any (d) = (b) - (c)	—	—
(v)	Reasons for short fall, if any, in mandatory borrowings through debt securities	—	—

8)

The Board of Directors has recommended a dividend of ₹ 2.00 per fully paid up Ordinary shares of ₹ 2/- each and ₹ 2.10 per fully paid up ‘A’ Ordinary shares ₹ 2/- each for the year ended March 31, 2023.

9)

During the quarter and year ended March 31, 2023, the Company recognised Deferred Tax Assets on previously unrecognised unused unabsorbed depreciation and long term capital losses incurred in the current year based on the probability of sufficient taxable profit in future periods, mostly those arising from planned divestments which will yield capital gains against which such unabsorbed depreciation and capital loss will be set off. Accordingly, ₹ 1,615.42 crores deferred tax has been recognised as at March 31, 2023.

10)

The Company is required, in terms of Regulation 23 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015, to obtain the approval of shareholders for the transaction of sale of products aggregating to ₹1,546.06 Crores with Fiat India Automobiles Private Limited, a joint arrangement, which has become a material related party transaction for the year ended March 31, 2023. The Company proposes to take the approval of the shareholders at the forthcoming Annual General Meeting.

11)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at year ended March 31, 2023:

Sr No	Particulars	Quarter ended			Year ended
		March 31	December 31	March 31	March 31
		2023	2022		2023	2022
		Audited [refer note 12]	Unaudited	Audited [refer note 12]	Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/Equity(ii)]	2.77	3.68	3.13	2.77	3.13
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]	0.46	0.46	0.18	0.23	0.04
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax +Interest on borrowings)/Interest on borrowings]	3.29	2.42	1.18	1.17	0.19
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	411.14	411.14	211.34	411.14
f)	Net worth(iv) (₹ In crores) [Equity share capital + Other equity]	45,321.79	37,052.82	44,561.24	45,321.79	44,561.24
g)	Profit/(Loss) for the period (₹ In crores)	5,496.04	3,043.15	(992.05)	2,689.87	(11,308.76)
h)	Earnings per share (EPS) *
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	14.11	7.71	(2.70)	6.29	(29.88)
	(b) Diluted (₹)	14.10	7.71	(2.70)	6.29	(29.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	14.21	7.81	(2.70)	6.39	(29.88)
	(b) Diluted (₹)	14.20	7.81	(2.70)	6.39	(29.88)
		Not annualised
i)	Current ratio (number of times) [Current assets / Current liabilities]	0.98	0.96	0.98	0.98	0.98
j)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	5.30	5.48	5.42	5.30	5.42
k)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of trade and other receivables(viii)]	0.01%	0.01%	0.27%	0.40%	1.01%
l)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.46	0.43	0.44	0.46	0.44
m)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.37	0.41	0.42	0.37	0.42
n)	Debtors turnover (number of times) (not annualised) [Revenue from operations (excluding finance revenue) / Average trade receivables]	6.85	6.20	6.47	24.25	21.84
o)	Inventory turnover (in times) (not annualised) [Raw material consumed (ix)/ Average inventory(x) ]	1.65	1.44	1.50	5.96	5.07
p)	Operating margin (%) [(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	8.32%	10.82%	11.14%	9.21%	8.70%
q)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	5.19%	3.44%	(1.26%)	0.78%	(4.06%)

Notes:

(i)	Total debt includes non-current and current borrowings.
(ii)	Equity = equity attributable to owners of Tata Motors Limited
(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)
(vi)	Working capital = current assets - current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)
(vii)	Bad debts includes written off on trade and other receivables.
(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.
(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.
(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.
12)

The figures for the quarter ended March 31, 2023 and 2022, represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2022 and 2021, respectively which were subject to limited review.

13)	The Statutory Auditors have carried out a audit of the consolidated financial results for the year ended March 31, 2023 and have issued an unmodified opinion on the same.

Tata Motors Limited

GIRISH WAGH
Mumbai, May 12, 2023	Executive Director

News Release – 5	May 12, 2023

Independent Auditors Report (Standalone)

B S R & Co. LLP
Chartered Accountants

8th floor, Business Plaza,	Telephone: +91 (20) 6747 7300
Westin Hotel Campus,	Fax: +91 (20) 6747 7100
36/3-B, Koregaon Park Annex,
Mundhwa Road, Ghorpadi,
Pune - 411001, India

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Standalone Annual Financial Results

Opinion

We have audited the accompanying standalone annual financial results of Tata Motors Limited (hereinafter referred to as the “Company”) for the year ended 31 March 2023, attached herewith, (in which are included financial statements/financial results/financial information from one joint operation) being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone annual financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Indian Accounting Standards, and other accounting principles generally accepted in India, of the net profit and other comprehensive loss and other financial information for the year ended 31 March 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our opinion on the standalone annual financial results.

Emphasis of Matter

The managerial remuneration payable to certain non-executive directors of the Company (amounting to Rs. 3.75 crores) and consequently the total managerial remuneration for the financial year (amounting to Rs. 10.14 crores) exceed the prescribed limits under Section 197 read with Schedule V to the Act by Rs. 3.28 crores. As per the provisions of the Act, the excess remuneration is subject to approval of the shareholders which the Company proposes to obtain in the forthcoming Annual General Meeting.

Our opinion is not modified in respect of this matter.

Registered Office:

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Management’s and Board of Directors’ Responsibilities for the Standalone Annual Financial Results

These standalone annual financial results have been prepared on the basis of the standalone annual financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation and presentation of these standalone annual financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standards prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the companies are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone annual financial results, the respective Management and the Board of Directors are responsible for assessing each company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors are responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone annual financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone annual financial results made by the Management and Board of Directors.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

•

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone annual financial results, including the disclosures, and whether the standalone annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company and such other entity included in standalone annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The standalone annual financial results include the results for the quarter ended 31 March 2023 being the balancing figure between the audited figures in respect of the full financial year and the published audited year to date figures up to the third quarter of the current financial year.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Mumbai	Membership No.: 103334
12 May 2023	UDIN:23103334BGYMRN4223

News Release – 6	May 12, 2023

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2023

		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,	March 31,
		2023		2022	2022	2023	2022
Particulars		(Refer note 9)			(Refer note 9)
	Revenue from operations				Audited
	(a) Revenue		19,961.61	15,693.14	17,224.61	65,298.84	46,880.97
	(b) Other operating revenue		180.52	100.84	113.66	458.49	382.71
I.	Total Revenue from operations (a)+(b)		20,142.13	15,793.98	17,338.27	65,757.33	47,263.68
II.	Other Income (includes Government incentives)		241.93	173.18	195.32	820.94	659.91
III.	Total Income (I+II)		20,384.06	15,967.16	17,533.59	66,578.27	47,923.59
IV.	Expenses
	(a) Cost of materials consumed		11,910.58	10,115.98	11,036.46	42,226.81	31,693.11
	(b) Purchases of products for sale		1,809.36	1,583.00	1,605.80	6,561.32	5,030.00
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,119.34	(65.25)	870.43	484.69	(403.87)
	(d) Employee benefits expense		1,022.07	972.28	875.60	4,021.63	3,601.51
	(e) Finance costs		465.93	503.43	491.75	2,047.51	2,121.73
	(f) Foreign exchange loss (net)		25.60	66.68	49.80	279.76	136.81
	(g) Depreciation and amortisation expense		467.57	430.18	457.86	1,766.86	1,760.57
	(h) Product development/engineering expenses		306.37	214.83	262.63	899.06	593.90
	(i) Other expenses		2,207.74	1,842.19	1,832.57	7,819.74	6,018.71
	(j) Amount transferred to capital and other accounts		(313.59)	(256.49)	(261.85)	(1,066.73)	(905.42)
	Total expenses (IV)		19,020.97	15,406.83	17,221.05	65,040.65	49,647.05
V.	Profit/(loss) before exceptional items and tax (III-IV)		1,363.09	560.33	312.54	1,537.62	(1,723.46)
VI.	Exceptional Items
	(a) Employee separation cost		—	—	1.87	1.36	8.35
	(b) Cost of slump sale of PV undertaking		—	—	50.00	—	50.00
	(c) Provision/reversal for loan given to/investment in/cost of closure of subsidiary companies		0.33	0.11	(193.42)	4.55	(139.24)
	(d) Provision for Intangible assets under development		276.91	—	—	276.91	—
	(e) Others		—	—	—	—	(2.52)
VII.	Profit/(loss) before tax (V-VI)		1,085.85	560.22	454.09	1,254.80	(1,640.05)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		22.11	29.86	22.44	81.60	51.18
	(b) Deferred tax (Refer note 4)		(1,631.82)	24.17	18.30	(1,554.93)	48.00
	Total tax expense/(credit) (net)		(1,609.71)	54.03	40.74	(1,473.33)	99.18
IX.	Profit/(loss) for the period/year from continuing operations (VII-VIII)		2,695.56	506.19	413.35	2,728.13	(1,739.23)
X.	Profit before tax for the period/year from discontinued operations		—	—	—	—	392.51
XI.	Tax expense (net) of discontinued operations
	(a) Current tax		—	—	—	—	44.14
	(b) Deferred tax		—	—	—	—	—
	Total tax expense		—	—	—	—	44.14
XII.	Profit for the period/year after tax from discontinued operations (X-XI)		—	—	—	—	348.37
XIII.	Profit/(loss) for the period/year (IX+XII)		2,695.56	506.19	413.35	2,728.13	(1,390.86)
XIV.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		(94.95)	58.14	132.26	(195.55)	313.63
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		13.77	1.99	(19.41)	34.96	(32.33)
	(B) (i) Items that will be reclassified to profit and loss		65.48	(13.96)	9.71	(99.69)	1.62
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(16.48)	3.52	(3.40)	9.93	(0.57)
	Total other comprehensive income/(loss), net of taxes		(32.18)	49.69	119.16	(250.35)	282.35
XV.	Total comprehensive income/(loss) for the period/year (XIII+XIV)		2,663.38	555.88	532.51	2,477.78	(1,108.51)
XVI.	Paid-up equity share capital (face value of ₹2 each)		766.02	766.01	765.88	766.02	765.88
XVII.	Reserves excluding revaluation reserve					21,703.83	19,178.27
XVIII.	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	7.03	1.31	1.07	7.11	(4.54)
	(ii) Diluted	₹	7.02	1.31	1.07	7.11	(4.54)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	7.13	1.41	1.17	7.21	(4.54)
	(ii) Diluted	₹	7.12	1.41	1.17	7.21	(4.54)
	Earnings/(loss) per share from discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	—	—	—	—	0.90
	(ii) Diluted	₹	—	—	—	—	0.90
	(b) ‘A’ Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	—	—	—	—	1.00
	(ii) Diluted	₹	—	—	—	—	1.00
	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	7.03	1.31	1.07	7.11	(3.63)
	(ii) Diluted	₹	7.02	1.31	1.07	7.11	(3.63)
	(b) ‘A’ Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	7.13	1.41	1.17	7.21	(3.63)
	(ii) Diluted	₹	7.12	1.41	1.17	7.21	(3.63)
		Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)

	As at March 31,
	2023	2022
	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	11,707.87	11,733.44
(b) Capital work-in-progress	575.65	585.21
(c) Right of use assets	421.27	332.45
(d) Other intangible assets	2,413.18	2,009.87
(e) Intangible assets under development	509.30	882.03
(f) Investments in subsidiaries, joint ventures and associates	27,976.80	27,917.45
(g) Financial assets
(i) Investments	1,204.82	1,338.94
(ii) Loans and advances	114.40	48.43
(iii) Other financial assets	2,405.23	1,992.52
(h) Deferred tax assets (net)	1,477.26	—
(i) Non-current tax assets (net)	868.22	777.68
(j) Other non-current assets	596.82	662.24

	50,270.82	48,280.26

(2) Current assets
(a) Inventories	3,027.90	3,718.49
(b) Financial assets
(i) Investments	3,142.96	5,143.08
(ii) Trade receivables	2,307.72	2,111.78
(iii) Cash and cash equivalents	1,121.43	2,450.23
(iv) Bank balances other than (iii) above	293.22	155.20
(v) Loans and advances	132.29	139.37
(vi) Other financial assets	255.25	809.51
(c) Other current assets	1,219.18	1,091.95

	11,499.95	15,619.61

TOTAL ASSETS	61,770.77	63,899.87

II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	766.02	765.88
(b) Other equity	21,703.83	19,178.27

	22,469.85	19,944.15

Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	10,445.70	14,102.74
(ii) Lease liabilities	305.26	237.84
(iii) Other financial liabilities	414.44	460.37
(b) Provisions	1,588.75	1,474.11
(c) Deferred tax liabilities (net)	51.16	173.72
(d) Other non-current liabilities	692.08	514.13

	13,497.39	16,962.91

(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	8,426.74	9,129.91
(ii) Lease liabilities	100.99	58.58
(iii) Trade payables
(a) Total outstanding dues of micro and small enterprises	114.67	146.10
(b) Total outstanding dues of creditors other than micro and small enterprises	7,047.93	5,955.00
(iv) Acceptances	5,839.39	7,883.96
(v) Other financial liabilities	1,300.18	1,113.26
(b) Provisions	408.89	608.06
(c) Current tax liabilities (net)	53.66	49.67
(d) Other current liabilities	2,511.08	2,047.27

	25,803.53	26,992.81

TOTAL EQUITY AND LIABILITIES	61,770.77	63,899.87

Statement of Standalone Cash Flows

	(₹ in crores)
	Year ended
	March 31,	March 31,
	2023	2022
	Audited
I Cash flows from operating activities:
Profit/(Loss) for the year from continuing operations	2,728.13	(1,739.23)
Profit for the year from discontinued operations	—	348.37
Adjustments for:
Depreciation and amortisation expense	1,766.86	2,724.93
Allowances for trade and other receivables	105.12	42.71
Discounting of warranty and other provisions	(128.53)	—
Inventory write down (net)	32.21	25.25
Provision for Intangible assets under development	276.91	—
Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/joint venture (net)	4.55	(699.15)
Accrual for share-based payments	20.46	18.04
Profit on sale of assets (net) (including assets scrapped / written off)	(88.47)	(70.95)
Profit on sale of investments at FVTPL (net)	(71.82)	(109.82)
Marked-to-market gain on investments measured at FVTPL	(6.81)	(10.16)
Tax expense/(credit) (net)	(1,473.33)	143.32
Finance costs	2,047.51	2,300.73
Interest income	(245.42)	(323.59)
Dividend income	(187.52)	(80.08)
Unrealized foreign exchange loss (net)	230.40	112.69

	2,282.12	4,073.92

Cash flows from operating activities before changes in following assets and liabilities	5,010.25	2,683.06
Trade receivables	(306.46)	(1,015.62)
Loans and advances and other financial assets	126.28	(245.40)
Other current and non-current assets	(98.21)	(240.50)
Inventories	658.37	(1,201.08)
Trade payables and acceptances	(957.24)	5,285.19
Other current and non-current liabilities	620.22	(56.72)
Other financial liabilities	(88.17)	289.73
Provisions	(21.46)	(60.79)

Cash generated from/(used in) operations	4,943.58	5,437.87
Income taxes paid (net)	(168.15)	(155.94)

Net cash from/(used in) operating activities	4,775.43	5,281.93

II Cash flows from investing activities:
Payments for property, plant and equipments	(761.29)	(1,191.03)
Payments for other intangible assets	(936.07)	(639.64)
Proceeds from sale of property, plant and equipments	122.70	99.57
Investments in Mutual Fund (purchased)/sold (net)	2,078.75	(3,560.47)
Investments in subsidiary companies	(191.18)	(870.91)
Proceeds from sale of defence business	—	234.09
Loan given to subsidiary companies/payment for costs of closure in subsidiary companies	(45.00)	(51.10)
Return of Investment by subsidiary company	131.83	—
(Increase)/decrease in short term inter corporate deposit (net)	(15.00)	30.00
Deposits/restricted deposits with financial institution	(500.00)	(600.00)
Realisation of deposits with financial institution	800.00	1,300.00
Deposits/restricted deposits with banks	(276.64)	(540.87)
Realisation of deposits/restricted deposits with banks	141.78	2,259.30
Interest received	185.27	301.49
Dividend received	187.52	80.08

Net cash generated from/(used in) investing activities	922.67	(3,149.49)

III Cash flows from financing activities
Proceeds from issue of shares and share application pending allotment (net of issue expenses)	19.60	18.61
Proceeds from long-term borrowings	8.99	1,999.79
Repayment of long-term borrowings	(4,808.33)	(3,482.07)
Proceeds/(payment) from Option Settlement of long term borrowings	(106.51)	(97.77)
Proceeds from short-term borrowings	52.35	5,137.27
Repayment of short-term borrowings	(937.10)	(4,936.80)
Net change in other short-term borrowings (with maturity up to three months)	825.77	3,270.78
Repayment of lease liabilities (including interest)	(68.33)	(151.63)
Dividend paid	—	(1.53)
Interest paid [including discounting charges paid, ₹425.37 crores (March 31, 2022 ₹492.62 crores)]	(2,007.76)	(2,272.49)

Net cash from/(used in) financing activities	(7,021.32)	(515.84)

Net increase/(decrease) in cash and cash equivalents	(1,323.22)	1,616.60
Cash and cash equivalents as at April 1, (opening balance)	2,450.23	2,365.54
Cash outflow as a part of slump sale of PV undertaking	—	(1,200.00)
Adjustment due to conversion of joint operation into joint venture	—	(341.21)
Effect of foreign exchange on cash and cash equivalents	(5.58)	9.30

Cash and cash equivalents as at March 31, (closing balance)	1,121.43	2,450.23

Non-cash transactions:
Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	317.14	185.40

Notes:

1)	The above results were reviewed and recommended by the Audit Committee on May 11, 2023 and approved by the Board of Directors at its meeting held on May 12, 2023.

2)	The above results include the Company’s proportionate share of income and expenditure in its Joint Operation, namely Tata Cummins Private Limited.

A Scheme of Arrangement, between Tata Motors Limited and Tata Motors Passenger Vehicles Limited (formerly known as TML Business Analytics Services Limited) (Transferee Company) for transfer of the PV Undertaking of the Company to the Transferee Company, was effective from January 1, 2022. Post transfer of PV Undertaking, the arrangement with Fiat India Automobiles Private Limited (FIAPL) is considered to be a Joint Venture of the Company. Accordingly, the results of PV undertaking along with joint operation Fiat India Automobiles Private Limited (FIAPL) has been disclosed as discontinued operations in the Financial Results for the year ended March 31, 2022.

Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid Joint Operations:

						(₹ in crores)
Particulars		Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
		2023	2022	2022	2023	2022
1	Revenue from operations	19,938.14	15,599.50	17,192.07	65,009.35	46,668.92
2	Profit/(loss) before tax from continuing operations	1,117.79	468.92	367.11	1,184.94	(1,795.39)
3	Profit/(loss) after tax from continuing operations	2,736.58	455.02	389.10	2,747.62	(1,763.34)
4	Profit/(loss) before tax from discontinued operations	—	—	—	—	143.81
5	Profit/(loss) after tax from discontinued operations	—	—	—	—	143.81

3) (a)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at year ended March 31, 2023:

Sr No	Particulars	Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,	March 31,
		2023	2022	2022	2023	2022
		Audited
a)	Debt Equity Ratio (number of times)	0.84	1.09	1.16	0.84	1.16
	[Total Debt(i)/ Equity(ii)]
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	0.58	0.56	0.58	0.48	0.01
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	4.95	2.44	1.73	1.98	0.01
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	411.14	411.14	211.34	411.14
f)	Net worth (₹ In crores)(iv)	22,469.85	19,795.89	19,944.15	22,469.85	19,944.15
g)	Net profit/(loss) after tax from continuing operations (₹ In crores)	2,695.56	506.19	413.35	2,728.13	(1,739.23)
h)	Net profit/(loss) after tax from discontinued operations (₹ In crores)	—	—	—	—	348.37
i)	Net profit/(loss) for the period (₹ In crores)	2,695.56	506.19	413.35	2,728.13	(1,390.86)
j)	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic (₹)	7.03	1.31	1.07	7.11	(4.54)
	(ii) Diluted (₹)	7.02	1.31	1.07	7.11	(4.54)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic (₹)	7.13	1.41	1.17	7.21	(4.54)
	(ii) Diluted (₹)	7.12	1.41	1.17	7.21	(4.54)
	Earnings/(loss) per share from discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic (₹)	—	—	—	—	0.90
	(ii) Diluted (₹)	—	—	—	—	0.90
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic (₹)	—	—	—	—	1.00
	(ii) Diluted (₹)	—	—	—	—	1.00
	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic (₹)	7.03	1.31	1.07	7.11	(3.63)
	(ii) Diluted (₹)	7.02	1.31	1.07	7.11	(3.63)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic (₹)	7.13	1.41	1.17	7.21	(3.63)
	(ii) Diluted (₹)	7.12	1.41	1.17	7.21	(3.63)
		Not annualised
k)	Current ratio (number of times) [Current assets (excluding Assets classified as held for sale) / Current liabilities (excluding Liabilities directly associated with Assets Classified as Held For Sale]	0.45	0.45	0.58	0.45	0.58
l)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(1.13)	(1.20)	(2.18)	(1.13)	(2.18)
m)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and other Receivables(viii)]	—	—	0.29%	—	1.72%
n)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and Liabilities directly associated with Assets Classified as Held For Sales) / (Total liabilities)]	0.59	0.58	0.54	0.59	0.54
o)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.31	0.36	0.36	0.31	0.36
p)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	8.45	6.11	6.73	29.76	25.88
q)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / average inventory(x)]	4.07	2.69	3.12	14.61	10.60
r)	Operating margin (%) [(Profit/(loss) before tax from continuing operations +/(-) Exceptional Items + Net Finance Charges + Depreciation and amortisation—Other Income (excluding incentives)) / Revenue from operations]	10.85%	9.20%	6.84%	7.79%	3.85%
s)	Net profit margin (%) [Net profit after tax / Revenue from continuing operations]	13.38%	3.20%	2.38%	4.15%	(2.94%)
t)	Asset cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	4.76	3.63	1.38	4.76	1.38

1

As at March 31, 2023 8.80% non-convertible debentures of face value of ₹ 1,000 crores are secured by creating a pari passu charge on certain tangible fixed assets, right of use assets and capital work-in-progress.

Notes:

i	Total debts includes non current and current borrowings
ii	Equity = Equity share capital + Other equity
iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).
vi

Working capital = Current assets (excluding Assets classified as held for sale)—Current liabilities (excluding current maturities of Iong term debt, interest accrued on borrowings and liabilities directly associated with assets classified as held for sale).

vii	Bad debts includes written off on trade and other receivables.
viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.
ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.
x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit - Raw materials and components.
xi	Secured assets include written down value of secured assets and fixed deposits under lien.
xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

3) (b)	Annual disclosure for reporting of fund raising of issuance of Debt Securities by Large Corporate :

			(₹ in crores)
		Year ended March 31,
Sr No	Particulars	2023	2022
(i)	Incremental borrowing done (a)	—	2,000.00
(ii)	Mandatory borrowing to be done through issuance of debt securities (b) = (25% of a)	—	500.00
(iii)	Actual borrowings done through debt securities (c)	—	1,000.00
(iv)	Shortfall in the mandatory borrowing through debt securities, if any (d) = (b) - (c)	—	—
(v)	Reasons for short fall, if any, in mandatory borrowings through debt securities	—	—

4)

During the quarter and year ended March 31, 2023, the Company recognised Deferred Tax Assets on previously unrecognised unused unabsorbed depreciation and long term capital losses incurred in the current year based on the probability of sufficient taxable profit in future periods, mostly those arising from planned divestments which will yield capital gains against which such unabsorbed depreciation and capital loss will be set off. Accordingly, ₹ 1,615.42 crores deferred tax has been recognised as at March 31, 2023.

5)

The Company primarily operates in the automotive business. The automotive business comprises two reportable segments i.e. commercial vehicles and passenger vehicles (Upto December 31, 2021 - refer note 2). Post transfer of net assets of PV undertaking, the Company operates in a single segment of commercial vehicles. The Company has opted for an exemption as per para 4 of Ind AS 108. Segment information is thus given in the consolidated financial statements of the Company.

6)

The Hon’ble Supreme Court of India’s judgement in the case of Employees’ Provident Fund Organisation (EPFO) and Anr. Etc. vs. Sunil Kumar B. and Ors. Etc., allows the members of statutory pension fund as on September 1, 2014, to exercise the joint option for contribution into the pension fund beyond the statutory limit. Paragraph 37 of the said judgment clearly laid down that it was not addressing the case of the exempted establishments. The Company has been legally advised that due to incurrence of losses for three consecutive years, the Company has lost its pension fund exemption w.e.f. April 1, 2022. However, the Company is still maintaining the pension fund, as an interim measure, since EPFO has still not accepted the transfer of pension fund/corpus to its statutory pension fund. Considering that the EPFO is in the process of providing clarity on various key elements on the pension scheme, the non-applicability of the Supreme Court judgement to exempted establishments and the legal advice on status of the exemption, the Company believes that no provision is warranted on this matter as of March 31, 2023.

7)

The Company is required, in terms of Regulation 23 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015, to obtain the approval of shareholders for the transaction of sale of products aggregating to ₹ 1,546.06 Crores with Fiat India Automobiles Private Limited, a joint arrangement, which has become a material related party transaction for the year ended March 31, 2023. The Company proposes to take the approval of the shareholders at the forthcoming Annual General Meeting.

8)

The Board of Directors has recommended a dividend of ₹ 2.00 per fully paid up Ordinary share of ₹ 2/- each and ₹ 2.10 per fully paid up ‘A’ Ordinary share of ₹ 2/- each for the year ended March 31, 2023.

9)

The figures for the quarter ended March 31, 2023 and 2022 represent the difference between the audited figures in respect of full financial years and the published figures for the nine months ended December 31, 2022 and December 31, 2021, respectively.

10)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2023 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, May 12, 2023	Executive Director

Media Contact Information

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